UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

            (Mark One)
☑  Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the fiscal year ended December 31, 2021
OR
☐  Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___to ___

Commission file number 001-00035

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

GE RETIREMENT SAVINGS PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
5 Necco Street
Boston, MA

GE RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 2021 and 2020
(With Report of Independent Registered Public Accounting Firm Thereon)

GE RETIREMENT SAVINGS PLAN
December 31, 2021 and 2020
Table of Contents

Page Number(s)

Reports of Independent Registered Public Accounting Firms	3 - 4

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2021 and 2020	5

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2021	6

Notes to Financial Statements	7- 18

Supplemental Schedule: (i)
Schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2021	19 - 24

(i) Schedules required by Form 5500 that are not applicable have not been included.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and the Audit Committee of General Electric Company

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for plan benefits of the GE Retirement Savings Plan (the "Plan") as of December 31, 2021, the related statement of changes in net assets available for plan benefits for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2021, and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Report on Supplemental Schedule
The supplemental schedule of assets (held at end of year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
Boston, Massachusetts
June 17, 2022
We have served as the auditor of the Plan since 2022.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and General Electric Company, as Plan Administrator
GE Retirement Savings Plan:

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for plan benefits of the GE Retirement Savings Plan (the Plan) as of December 31, 2020, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
.

/s/ KPMG LLP
We served as the Plan's auditor from 1959 to 2021.
Albany, New York
June 24, 2021

GE RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2021 and 2020
(in thousands)

	2021	2020
Assets:

Investments at fair value (notes 4 and 5)	$29,942,236	$27,616,994
Notes receivable from participants	216,181	245,846
Employer contribution receivable (note 1)	182,548	76,965
Accrued dividends and interest	4,079	5,251
Other assets	9,373	15,432
Total assets	30,354,417	27,960,488

Liabilities:

Other liabilities	62,728	111,049
Total liabilities	62,728	111,049

Net assets available for plan benefits	$30,291,689	$27,849,439

See accompanying notes to financial statements.

GE RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2021
(in thousands)

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$3,319,212
Interest and dividend income	839,153
4,158,365

Interest on notes receivable from participants	8,913

Contributions:
Employee cash contributions	582,999
Employee non-cash contributions	62,183
Employee rollovers from other qualified plans	76,946
Employer cash contributions	387,520
Employer non-cash contributions	33,324
1,142,972

Total additions	5,310,250

Deductions from net assets attributed to:
Participant withdrawals	2,866,333
Administrative expenses	2,339
Total deductions	2,868,672

Net increase before asset transfers	2,441,578

Transfers from other qualified plans (note 3)	672

Net increase after asset transfers	2,442,250

Net assets available for plan benefits at:
Beginning of year	27,849,439
End of year	$30,291,689

See accompanying notes to financial statements.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2021 and 2020

(1)    Description of the Plan
The GE Retirement Savings Plan (the “Plan”) is a defined contribution plan sponsored by General Electric Company (the “Company”).
The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The assets of the Plan are held in and invested through the GE Retirement Savings Trust (the “Trust”).
Fidelity Workplace Services, LLC is the Plan’s recordkeeper. The Plan Trustees have appointed Fidelity Management Trust Company (“FMTC”) as the directed Trustee of the Trust.
SSGA Funds Management, Inc. (“SSGA FM”), an affiliate of State Street Corporation (“SSC”) is the investment advisor to three of the Plan’s investment options. State Street Global Advisors Trust Company (“SSGA TC”, and together with SSGA FM, "SSGA"), also affiliated with SSC, is the investment advisor to two of the Plan’s investment options.
Mercer Trust Company LLC and its affiliate, Mercer Investments LLC (formerly, Mercer Investment Management, Inc.) are the manager and investment advisor, respectively, for the Mercer GE International Equity Fund.
BlackRock Institutional Trust Company, N.A. (“BlackRock”) is the investment advisor to six of the Plan’s investment options, which include passively managed funds in equity and fixed income classes (collectively referred to herein as the “Index Funds”). BlackRock is the manager to the Plan’s suite of ten Target Retirement Date Funds.
In June 2021, the Company's Board of Directors approved proceeding with a reverse stock split at a ratio of 1:8 which reduced the number of outstanding shares of GE Common Stock held by the Plan.
In September, 2019, the Department of Labor notified the Plan administrator that it had scheduled the Plan for investigation. The data request generally covered the years ended December 31, 2016, 2017, and 2018.  As of June 17, 2022, the date the financial statements were issued, the examination is ongoing.
The description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the GE Retirement Savings Plan document (the “Plan Document”). Plan information including benefits, investment options, vesting provisions and effects of plan termination is also included in Plan handbooks and other material distributed to participants.
Employee Contributions and Investment Options
Eligible employees of the Company and participating affiliates may participate in the Plan by investing up to 30% of their eligible earnings in one or more of the following investment options:
(a)General Electric Common Stock Fund (the “GE Stock Fund”) – The GE Stock Fund invests at least 98% of its assets in GE common stock, with the remainder held in cash or cash equivalents to provide for the GE Stock Fund’s estimated liquidity needs.
(b)SSGA Income Fund (the “Income Fund”) – The Income Fund managed by SSGA FM seeks a high interest rate of return over a long-term period consistent with the preservation of capital by investing at least 80% of its net assets in debt securities. Prior to reorganization in May 2021, this fund was known as the GE RSP Income Fund.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2021 and 2020

(c)SSGA US Core Equity Fund (the “U.S. Equity Fund”) – The U.S. Equity Fund managed by SSGA FM seeks long-term growth of capital and income by primarily investing in equity securities of U.S. companies, such as common and preferred stocks. Prior to reorganization in May 2021, this fund was known as the GE RSP US Equity Fund.
(d)SSGA Small-Cap Equity Fund (the “Small-Cap Fund”) – The Small-Cap Fund managed by SSGA FM seeks long-term growth of capital by investing at least 80% of its net assets in equity securities of smaller companies, such as domestic and international common and preferred stocks.
(e)Non-U.S. Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the MSCI ACWI ex-U.S. IMI Net Dividend Return Index by investing in a portfolio of large-capitalization, mid-capitalization and small-capitalization companies located in international developed and emerging markets.
(f)U.S. Aggregate Bond Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Bloomberg Barclays U.S. Aggregate Bond Index by investing in a representative sample of securities that collectively has an investment profile similar to the index.
(g)U.S. Large-Cap Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the S&P 500 Index by investing in large companies within the United States.
(h)U.S. Mid-Cap Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the S&P Mid-Cap 400 Index by investing in medium-sized companies within the United States.
(i)U.S. Small-Cap Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Russell 2000 Index by investing in smaller companies within the United States.
(j)U.S. Treasury Inflation-Protected Securities Index Fund (the “U.S. TIPS Index Fund”) – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Bloomberg Barclays U.S. Treasury Inflation-Protected Securities Index by investing in substantially all of the securities that make up the index.
(k)GE RSP Short-Term Interest Fund (the “ST Interest Fund”) – The ST Interest Fund managed by SSGA TC seeks to preserve principal and achieve a market-related interest rate of return by investing primarily in a variety of investment-grade debt securities, such as U.S. government securities, asset-backed securities, corporate bonds and money market instruments.
(l)GE RSP Government Money Market Fund (the “Money Market Fund”) – The Money Market Fund managed by SSGA TC seeks a high level of current income consistent with the preservation of capital and maintenance of liquidity by investing at least 99.5% of its net assets in short-term U.S. government securities, cash and/or repurchase agreements that are collateralized by cash or U.S. government securities.
(m)Target Retirement Date Funds (the “TRD Funds”) – The TRD Funds are daily valued separate accounts managed by BlackRock. The investment objective of each TRD Fund is to seek the highest total return (total return includes capital appreciation and income) over time consistent with an appropriate degree of risk, and a specified allocation among various types of assets. To achieve its investment objective, each TRD Fund invests in a combination of underlying investment funds representing a variety of asset classes (the “Underlying Funds”). A TRD Fund’s asset allocation changes over time and is expected to gradually shift

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2021 and 2020

from a combination of Underlying Funds that emphasizes investment in stocks to a combination of Underlying Funds and invests in bonds, stocks, and short-term investments. Effective May 1, 2020, the 2020 Target Retirement Date Fund was consolidated into the Target Retirement Income Fund. This change was made since the 2020 Target Retirement Date Fund had reached its final and most conservative asset allocation - its “landing point,” which is identical to the asset allocation of the Target Retirement Income Fund. Additionally, the 2065 Target Retirement Date Fund was added to the series of Target Retirement Date Fund options.
The suite of Target Retirement Date Funds includes the following:

Target Retirement Income Fund	2045 Target Retirement Date Fund
2025 Target Retirement Date Fund	2050 Target Retirement Date Fund
2030 Target Retirement Date Fund	2055 Target Retirement Date Fund
2035 Target Retirement Date Fund	2060 Target Retirement Date Fund
2040 Target Retirement Date Fund	2065 Target Retirement Date Fund

(n)Mercer GE International Equity Fund – A collective investment trust managed by Mercer Trust Company LLC that seeks long-term growth of capital by investing at least 85% of its net assets in equity securities, such as common and preferred stocks. The Mercer GE International Equity Fund invests primarily in companies in both developed and emerging market countries outside of the United States.
The GE Stock Fund, Income Fund, U.S. Equity Fund,Small-Cap Fund, Index Funds, ST Interest Fund, Money Market Fund, TRD Funds and Mercer GE International Equity Fund are collectively referred to herein as the “Funds”.
The Income Fund, U.S. Equity Fund and Small-Cap Fund are registered investment companies subject to specific disclosure and other requirements. The following Plan information is available to participants and eligible employees upon request or may be obtained online at the Plan’s website: audited financial statements and prospectuses or other disclosure documents of the registered investment companies; fund profiles for the GE Stock Fund, ST Interest Fund, Money Market Fund, Index Funds, Mercer GE International Equity Fund and TRD Funds; and the GE Retirement Savings Plan Supplemental Information document containing certain information regarding all Funds. Certain of the above documents comprising this Plan information are also affirmatively provided to participants and eligible employees in compliance with the requirements of the Department of Labor.
The Plan permits participants to invest compensation on which income taxes have and have not been paid (“after-tax” and “pre-tax”, respectively). The United States Internal Revenue Code (“IRC”) limits the amount of pre-tax contributions that can be made each year. The limit for participants under age 50 was generally $19,500 in 2021 and 2020. For participants who were at least age 50 during the year, the limit was generally $26,000 in 2021 and 2020. The Plan also permits participants to make Roth contributions, which are combined with pre-tax contributions for purposes of these limits.
Participants may switch their investment balances (including rebalancing) up to 12 times each quarter. Restrictions on such switches include certain restrictions on a participant’s ability to engage in frequent trading in response to Securities and Exchange Commission requirements governing mutual funds.

Employer Contributions
The Plan generally provides for employer matching contributions of 50% of employees’ contributions of up to 8% of their earnings, that is, a 4% maximum matching contribution.
Certain eligible employees on salaried benefits (whose first day of work is on or after January 1, 2011) and certain eligible employees on production benefits (whose first day of work is on or after January 1, 2012) also receive a Company Retirement Contribution generally equal to 3% of their earnings, irrespective of any employee

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2021 and 2020

contributions. In addition, effective January 1, 2021, participants whose benefit under the GE Pension Plan is frozen also receive the Company Retirement Contribution. The Company Retirement Contribution is credited annually (generally in the following January) for employees on salaried benefits, and each pay period for employees on production benefits. Those employees on production benefits may also be eligible for an Additional Company Retirement Contribution (“ACRC”) per year credited in the following January. For the 2021 plan year, participants' accounts were credited in January 2022 with Company Retirement Contributions of $140.2 million and ACRCs of $3.9 million. Hereinafter, the Company Retirement Contribution and the ACRC shall be referred to collectively as “Company Retirement Contributions” (“CRCs”). The CRCs are in addition to the employer matching contribution. A participant who does not have a regular investment election on file will be electing to invest the CRCs in the TRD Fund consistent with the participant’s age.
In addition, certain employees whose benefit under the GE Pension Plan is frozen are eligible to receive an additional 2% Transition Credit for the 2021 and 2022 plan years. For the 2021 plan year, eligible participants' accounts were credited in January 2022 with Transition Credits of $38.4 million
Newly hired non-union employees who are eligible for CRCs and who have not made an affirmative election regarding the amount (if any) of their own savings are automatically enrolled as electing to contribute 8% of eligible pay as pre-tax contributions. This election entitles these employees to the maximum 4% matching contribution. A participant who does not have a regular investment election on file will be electing to invest these contributions in the TRD Fund consistent with the participant’s age. These elections can be changed at any time before or after the employee is automatically enrolled.
Newly hired union employees who are eligible for CRCs and who have not made an affirmative election regarding the amount (if any) of their own savings are automatically enrolled as electing to contribute 2% of eligible pay as pre-tax contributions. This election entitles these employees to a 1% matching contribution. A participant who does not have a regular investment election on file will be electing to invest these contributions in the TRD Fund consistent with the participant’s age. These elections can be changed at any time before or after the employee is automatically enrolled.
Rollovers from Other Qualifying Plans
Subject to Company approval, participants may elect to rollover amounts from other qualifying plans or arrangements in accordance with the IRC.
Withdrawals
Subject to certain limitations prescribed by the Plan and the IRC, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments. Employed participants may make regular withdrawals and certain hardship withdrawals from their participant accounts (except with respect to amounts attributable to any CRCs). There are no restrictions on the number and dollar amount of partial termination withdrawals and regular withdrawals, and the Plan allows for age 59 ½ and disability withdrawal options.
Consistent with the Coronavirus Aid, Relief, and Economic Security Act, eligible participants have taken limited-time, in-service withdrawals during the 2020 plan year.

Notes Receivable from Participants
The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts (except with respect to amounts attributable to any CRCs or any non-vested matching contributions, which are not available for loans). Subject to certain IRC and Plan limits, a participant may not borrow more than the lesser of 50% of that participant’s available account value, as defined in the Plan Document, or $50,000, adjusted for prior loans. The term of any loan is up to 4.5 years unless the loan is used to acquire a principal residence for which a term of up to 15 years may be permissible. The interest rate applicable to participant loans is based on the monthly

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2021 and 2020

average of the composite yield on corporate bonds, published by Moody’s Investors Service. The interest rates for new loans are fixed for the term of the loan.
Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check, or other such methods as may be required. Participants may repay the entire principal amount with written notice and without penalty. Partial prepayments in amounts not less than the regular repayment amount are permissible without penalty and without re-amortization of the remaining principal amount. A participant may have no more than two outstanding loans from the Plan at any time (subject to limited exceptions resulting from a plan merger).
In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of the default as ordinary income.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and CRCs (as applicable) and allocation of (a) employer matching contributions and (b) investment results. The benefit to which a participant is entitled is the value of the participant’s vested account.
Effective January 1, 2020, the costs of overnight delivery requests are charged to participants.  Also, effective July 1, 2020, former employees are charged quarterly account recordkeeping fees.

Vesting

Participants are fully vested in their employee contributions, employer matching contributions and related investment results. Participants receiving CRCs and related earnings generally become vested in those amounts once the participant completes three years of service. This same three year vesting requirement applies to employer matching contributions for employees on salaried benefits whose first day of work is on or after January 1, 2018.
Forfeitures
During 2021, forfeitures of approximately $20.6 million were used to reduce employer contributions in accordance with the terms of the Plan.
Plan Termination and Amendment
Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to the Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.
Administrative and Investment Advisory Costs
Administrative costs of the Plan and investment advisory costs for the GE Stock Fund, ST Interest Fund, and the Money Market Fund are generally borne by the Company. For the registered investment companies, the Index Funds, Mercer GE International Equity Fund, and TRD Funds, investment advisors receive a management fee for providing investment advisory services. These management fees are reflected in interest and dividend income for the registered investment companies and in net appreciation (depreciation) in fair value of investments for the Index Funds, Mercer GE International Equity Fund and TRD Funds on the statement of change in net assets available for plan benefits.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2021 and 2020

(2)    Summary of Significant Accounting Policies
(a)    Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the Unites States of America ("US GAAP").
(b)    Investments
Plan investments are reported at fair value. See notes 4 and 5 for additional information.
Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is earned from settlement date and recognized on the accrual basis. The net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation (depreciation) of investments.
All portfolio securities of the Money Market Fund and any short-term money market instruments held by the ST Interest Fund with remaining maturities of sixty days or less at the time of purchase are valued on the basis of amortized cost, which approximates fair value.
More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the documents described above under “Employee Contributions and Investment Options” in note 1.
(c)    Fair Value Measurements
For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.
Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:
Level 1 - Quoted prices for identical investments in active markets.
Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
Level 3 - Significant inputs to the valuation model are unobservable.
The Company maintains policies and procedures to value investments using the best and most relevant data available. In addition, the Company retains independent pricing vendors to assist in valuing certain investments.
The following section describes the valuation methodologies used to measure investments at fair value.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2021 and 2020

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include common stock, registered investment companies and certain short-term money market instruments.
When quoted market prices are unobservable, pricing information is obtained from an independent pricing vendor. The pricing vendor uses various pricing models for each asset class that are consistent with what other market participants would use. The inputs and assumptions to the model of the pricing vendor are derived from market observable sources including: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and other market-related data. Since many fixed income securities do not trade on a daily basis, the methodology of the pricing vendor uses available information as applicable such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing. The pricing vendor considers available market observable inputs in determining the evaluation for a security. Thus, certain securities may not be priced using quoted prices, but rather determined from market observable information. These investments are included in Level 2 and primarily comprise securities in the ST Interest Fund.
The Money Market Fund securities are typically valued on the basis of amortized cost which approximates fair value and these are included in Level 2.
Plan securities that are valued using techniques other than market quotations, particularly securities that are “fair valued,” are subject to valuation risk. The inputs or methodology used for valuing securities are not an indication of the risk associated with investing in those securities.
Investments in collective funds held by the Plan, are generally valued using the net asset value (“NAV”) per share as a practical expedient for fair value provided certain criteria are met. The NAVs are determined based on the fair values of the underlying investments of the funds. Investments that are measured at fair value using the NAV as a practical expedient are not classified in the fair value hierarchy.
(d)    Notes Receivable from Participants
Loans to participants are recorded at the outstanding principal balance plus accrued interest.
(e)    Participant Withdrawals
Participant withdrawals are recorded when paid. Included in participant withdrawals are GE common stock cash dividends paid to participants of approximately $0.8 million during 2021.
(f)    Management Estimates and Assumptions
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(3)    Asset Transfers
During the year ended December 31, 2021, the assets of Zionexa U.S. Corporation 401(k) Plan were transferred into the Plan. The Plan was amended to reflect the merger and to preserve certain provisions with respect to the account balances transferred to the Plan.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2021 and 2020

(4)    Investments
A summary of the fair value of the Plan's investments at December 31, 2021 and 2020 follows.

	2021	2020
	(in thousands)
Common Stock:
GE Common Stock	$2,588,030	$2,610,726

Registered Investment Companies:
SSGA Income Fund	1,385,142	1,590,652
SSGA US Core Equity Fund	4,958,566	4,307,062
SSGA Small-Cap Equity Fund	1,197,659	1,067,909
Total Registered Investment Companies	7,541,367	6,965,623

Collective Funds:(a)
Non-U.S. Equity Index Fund	3,051,630	2,881,407
U.S. Aggregate Bond Index Fund	2,352,766	2,275,991
U.S. Large-Cap Equity Index Fund	4,263,692	3,493,971
U.S. Mid-Cap Equity Index Fund	1,338,711	1,092,884
U.S. Small-Cap Equity Index Fund	1,073,670	962,093
U.S. Treasury Inflation-Protected Securities Index Fund	620,184	517,046
Commodity Index Daily Fund	74,076	68,366
BlackRock Developed Real Estate Index Non-Lendable Fund	326,116	280,908
Russell 1000 Index Non-Lendable Fund	3,694,783	3,088,481
Mercer GE International Equity Fund	868,318	849,488
Total Collective Funds	17,663,946	15,510,635

Other Investments:
Interest Bearing Cash	26,886	98,593
Short-Term Money Market Instruments	417,658	196,368
U.S. Treasury and U.S. Government Agency Debt Obligations	1,464,271	1,877,076
Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities	240,078	357,973
Total Other Investments	2,148,893	2,530,010

Total investments at fair value	$29,942,236	$27,616,994

(a) The Target Retirement Date Funds are separate accounts that invest in a combination of the Index Funds as well as the Commodity Index Daily Fund, BlackRock Developed Real Estate Index Non-Lendable Fund and the Russell 1000 Index Non-Lendable Fund (which are not otherwise offered as direct investment options in the Plan), representing a variety of asset classes. See note 1(m).

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2021 and 2020

(5)    Fair Value Measurements
The Plan's investments measured at fair value on a recurring basis at December 31, 2021 follow.

	Level 1	Level 2	Total
Investments	(in thousands)

Common Stock	$2,588,030	$—	$2,588,030
Registered Investment Companies	7,541,367	—	7,541,367
Other Investments:
Interest Bearing Cash	26,886	—	26,886
Short-Term Money Market Instruments	—	417,658	417,658
U.S. Treasury and U.S. Government Agency Debt Obligations	—	1,464,271	1,464,271
Commercial Mortgage-Backed, Corporate Notes and
Asset-Backed Securities	—	240,078	240,078
Total Other Investments	26,886	2,122,007	2,148,893
	$10,156,283	$2,122,007	12,278,290
Investments measured at net asset value (a)
Collective Funds			17,663,946
Total investments at fair value			$29,942,236

The Plan’s investments measured at fair value on a recurring basis at December 31, 2020 follow.

	Level 1	Level 2	Total
Investments	(in thousands)

Common Stock	$2,610,726	$—	$2,610,726
Registered Investment Companies	6,965,623	—	6,965,623
Other Investments:
Interest Bearing Cash	98,593	—	98,593
Short-Term Money Market Instruments	—	196,368	196,368
U.S. Treasury and U.S. Government Agency Debt Obligations	—	1,877,076	1,877,076
Commercial Mortgage-Backed, Corporate Notes and
Asset-Backed Securities	—	357,973	357,973
Total Other Investments	98,593	2,431,417	2,530,010
	$9,674,942	$2,431,417	12,106,359
Investments measured at net asset value (a)
Collective Funds			15,510,635
Total investments at fair value			$27,616,994

(a) The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for plan benefits. Investments in collective funds are valued based on the year-end unit net asset value (“NAV”). The NAV is used as a practical expedient to estimate fair value. These investments are priced daily and there are no unfunded commitments or redemption restrictions associated with the funds.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2021 and 2020

(6)    Risk and Uncertainties

The Plan offers a number of investment options including the GE Common Stock Fund and a variety of investment funds, consisting of registered investment companies, collective funds, separate accounts and a money market fund. The registered investment companies, collective funds, separate accounts and money market fund invest in U.S. equities, international equities and fixed income securities. Investment securities in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the statements of net assets available for plan benefits.
The Plan’s exposure to a concentration of credit risk is limited by the opportunity to diversify investments across multiple participant-directed fund elections including active and passively managed funds covering multiple asset classes. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund which primarily invests in a single security.
As of December 31, 2021 and 2020, the following investments represents more than 10% of the fair value of the Plan's total investments.

	2021	2020
	(in thousands)
SSGA US Core Equity Fund	$4,958,566	4,307,062
Non-US Equity Index Fund	3,051,630	2,881,407
U.S. Large-Cap Equity Index Fund	4,263,692	3,493,971
Russell 1000 Index Non-Lendable Fund	3,694,783	3,088,481
(7)    Related Party Transactions (Parties-in-Interest)

The Plan’s recordkeeper, trustee, investment advisors and custodians described in note 1, as well as the Company and Plan participants, are each a “party in interest” to the Plan as defined by ERISA. Parties in interest to the Plan are noted in the Schedule H, Line 4i - Schedule of Assets. Any fees paid by the Plan with respect to those or other transactions are described in the GE Retirement Savings Plan Supplemental Information document. The auditor and former auditor of the Plan’s financial statements are also parties-in-interest.
During the year ended, December 31, 2021, the Plan purchased $148.9 million and sold $438.1 million of the GE Stock Fund. The Plan recorded dividend income for GE Common Stock of $9.1 million, for the year ended December 31, 2021.
(8)    Tax Status

In December 2016, the Internal Revenue Service ("IRS") began publishing a Required Amendments List for individually designed plans which specifies changes in qualification requirements. The list is published annually and requires plans to be amended for each item on the list, as applicable, to retain its tax-exempt status.
The IRS has notified the Company by a letter dated April 24, 2014, that the Plan is qualified under the appropriate sections of the IRC and that the related trust is tax-exempt.  Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator and the Plan’s counsel believe that the Plan’s current design and operations comply in all material respects with the applicable requirements of the IRC, and that the letter remains valid.
The portion of a participant’s compensation contributed to the Plan as a pre-tax contribution, the Company’s matching contribution and CRCs are not subject to Federal income tax when such contributions are credited to participant

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2021 and 2020

accounts, subject to certain limitations. These amounts and any investment results may be included in the participant’s gross taxable income for the year in which such amounts are withdrawn from the Plan.
(9)    Subsequent Events

Subsequent events after the statement of net assets available for plan benefits date through June 17, 2022, the date that the financial statements were issued, have been evaluated in the preparation of these financial statements.
The Company intends to form three companies focused on aviation, healthcare, and energy. The Company currently anticipates that the Plan’s assets are likely to be allocated among plans maintained by the three companies.
In June 2022, the assets of GE Incentive Savings Plan for Union Employees of Aviation Systems and Unison Engine Components merged into the Plan.
(10)    Reconciliation of Financial Statements to Form 5500
Notes receivable from participants are classified as investments per Form 5500 instructions. In addition, any deemed distributions are not considered to be plan assets per Form 5500 and are excluded from notes receivable from participants. However, these distributions remain a plan asset for purposes of these financial statements until a distributable event occurs and they are offset against plan assets.
A reconciliation of investments per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2021	2020
	(in thousands)

Total investments per financial statements	$29,942,236	$27,616,994

Total notes receivable per financial statements	216,181	245,846
Deemed distributions	(7,816)	(9,903)
Total notes receivable per Form 5500	208,365	235,943

Total investments per Form 5500	$30,150,601	$27,852,937

A reconciliation of total deductions from net assets per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

2021
(in thousands)

Total deductions from net assets per financial statements	$2,868,672
Deemed distributions offset against plan assets	(3,816)
New deemed distributions	1,729
Total expenses per Form 5500	$2,866,585

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2021 and 2020
A reconciliation of amounts per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2021	2020
	(in thousands)

Net assets available for plan benefits per the financial statements	$30,291,689	$27,849,439
Deemed distributions	(7,816)	(9,903)
Net assets available for plan benefits per the Form 5500	$30,283,873	$27,839,536

		2021
		(in thousands)

Total net increase after asset transfers per the financial statements		$2,442,250
Changes in deemed distributions		2,087
Total net gain per the Form 5500		$2,444,337

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2021

Description		Shares	Fair Value*
Corporate Stocks - Common
GE Common Stock		27,395,253	$2,588,029,551	(g)

Registered Investment Companies
SSGA Income Fund		118,692,502	1,385,141,498	(b),(g)
SSGA US Core Equity Fund		66,863,079	4,958,565,945	(b),(g)
SSGA Small-Cap Equity Fund		59,733,635	1,197,659,373	(b),(g)
Total Registered Investment Companies			7,541,366,816

Collective Funds
Non-U.S. Equity Index Fund			3,051,630,208
U.S. Aggregate Bond Index Fund			2,352,766,137
U.S. Large-Cap Equity Index Fund			4,263,692,438
U.S. Mid-Cap Equity Index Fund			1,338,710,979
U.S. Small-Cap Equity Index Fund			1,073,669,706
U.S. Treasury Inflation-Protected Securities Index Fund			620,183,733
Commodity Index Daily Fund			74,075,759
BlackRock Developed Real Estate Index Non-Lendable Fund			326,116,289
Russell 1000 Index Non-Lendable Fund			3,694,783,244
Mercer GE International Equity Fund			868,318,087
Total Collective Funds			17,663,946,580

Other Investments
	Rate of Interest	Maturity	Fair Value*
Short-Term Money Market Instruments
BNP Paribas S.A.	0.050%	1/3/2022	$120,000,000
Citigroup Global Markets, Inc.	0.050	1/3/2022	120,000,000
TD Securities USA LLC	0.050	1/3/2022	50,000,000
Merrill Lynch, Pierce, Fenner & Smith, Inc.	0.050	1/3/2022	127,658,000
Total Short-Term Money Market Instruments			417,658,000

Interest Bearing Cash
State Street Bank	0.010	—	26,885,855	(g)

U.S. Treasury and U.S. Government Agency Debt Obligations
Federal Home Loan Banks	0.170	2/28/2022	37,506,603	(d)
Federal Home Loan Banks	0.060	3/28/2022	9,000,000	(d)
Federal Home Loan Banks	0.060	4/14/2022	7,750,000	(d)
Federal Home Loan Banks	0.060	4/22/2022	6,200,000	(d)
Federal Home Loan Banks	0.060	6/1/2022	3,000,000	(d)
Federal Home Loan Banks	0.055	3/14/2022	2,200,000	(d)
Federal Home Loan Banks	0.055	4/13/2022	15,000,000	(d)
Federal Home Loan Banks	0.055	3/11/2022	2,900,000	(d)
Federal Home Loan Banks	0.055	5/27/2022	29,000,000	(d)
Federal Home Loan Banks	0.050	1/24/2022	27,499,948
Federal Home Loan Banks	0.050	1/28/2022	9,499,957
Federal Home Loan Mortgage Corp	2.375	1/13/2022	8,057,074
Federal Home Loan Mortgage Corp	7.000	11/1/2031	10,074
Federal Home Loan Mortgage Corp	7.000	4/1/2032	81,974
Federal Home Loan Mortgage Corp	7.000	6/1/2032	24,070
Federal Home Loan Mortgage Corp	7.500	1/1/2027	41,452
Federal Farm Credit Discount Notes	0.010	1/13/2022	6,399,979	(c)
Federal Farm Credit Discount Notes	0.010	6/16/2022	799,705	(c)
Federal Farm Credit Banks Funding Corp.	0.080	10/4/2022	2,515,000	(d)
Federal Farm Credit Banks Funding Corp.	0.055	5/26/2022	4,799,967	(d)
Federal Farm Credit Banks Funding Corp.	0.055	6/21/2022	3,949,953	(d)
Federal Farm Credit Banks Funding Corp.	0.055	7/1/2022	16,681,916	(d)
Federal Farm Credit Banks Funding Corp.	0.055	7/12/2022	17,499,626	(d)
U.S. Treasury Notes	0.125	5/31/2022	3,100,603	(c)
U.S. Treasury Notes	1.875	8/31/2022	25,298,014	(c)
U.S. Treasury Notes	1.875	3/31/2022	7,533,261	(c)
U.S. Treasury Notes	1.750	3/31/2022	7,530,969	(c)
U.S. Treasury Notes	1.750	4/30/2022	7,239,211	(c)
U.S. Treasury Notes	1.750	6/30/2022	2,289,848	(c)
U.S. Treasury Notes	1.750	7/15/2022	6,860,175	(c)
U.S. Treasury Notes 3 month TMM Yield + 0.11%	0.199	4/30/2022	27,698,014	(d)

See accompanying notes to schedule of assets on page 24. - 19 - (continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2021

Other Investments, continued
Description	Rate of Interest	Maturity	Fair Value*
U.S. Treasury and U.S. Government Agency Debt Obligations
U.S. Treasury Bills	0.010%	2/24/2022	$18,755,593	(c)
U.S. Treasury Bills	0.010	4/21/2022	39,792,805	(c)
U.S. Treasury Bills	0.010	1/6/2022	24,999,826	(c)
U.S. Treasury Bills	0.010	1/13/2022	94,008,856	(c)
U.S. Treasury Bills	0.010	1/20/2022	32,999,021	(c)
U.S. Treasury Bills	0.010	2/10/2022	20,688,842	(c)
U.S. Treasury Bills	0.010	3/3/2022	29,997,204	(c)
U.S. Treasury Bills	0.010	3/10/2022	44,894,445	(c)
U.S. Treasury Bills	0.010	3/17/2022	74,991,406	(c)
U.S. Treasury Bills	0.010	4/14/2022	16,997,211	(c)
U.S. Treasury Bills	0.010	4/28/2022	19,996,149	(c)
U.S. Treasury Bills	0.010	5/5/2022	19,995,694	(c)
U.S. Treasury Bills	0.010	5/12/2022	30,043,276	(c)
U.S. Treasury Bills	0.010	5/26/2022	24,992,951	(c)
U.S. Treasury Bills	0.010	6/2/2022	19,992,400	(c)
U.S. Treasury Bills	0.010	1/4/2022	24,999,898	(c)
U.S. Treasury Bills	0.010	1/11/2022	19,999,674	(c)
U.S. Treasury Bills	0.010	1/18/2022	80,058,804	(c)
U.S. Treasury Bills	0.010	2/1/2022	32,999,203	(c)
U.S. Treasury Bills	0.010	2/8/2022	19,998,944	(c)
U.S. Treasury Bills	0.010	2/15/2022	29,998,031	(c)
U.S. Treasury Bills	0.010	2/22/2022	39,996,930	(c)
U.S. Treasury Bills	0.010	3/1/2022	44,996,040	(c)
U.S. Cash Management Bills	0.010	3/8/2022	24,997,479	(c)
U.S. Cash Management Bills	0.010	3/29/2022	19,996,617	(c)
U.S. Cash Management Bills	0.010	4/5/2022	20,056,149	(c)
U.S. Treasury Notes	0.239	1/31/2022	35,104,504	(d)
Federal Home Loan Mortgage Corp.	7.500	1/1/2025	10,016
Federal Home Loan Mortgage Corp.	7.000	3/1/2029	30,051
Federal Home Loan Mortgage Corp.	7.500	2/1/2031	15,301
Federal Home Loan Mortgage Corp.	7.000	10/1/2031	199,279
Federal National Mortgage Assoc.	8.000	5/1/2032	21,863
Federal National Mortgage Assoc.	7.500	6/1/2032	33,732
Federal National Mortgage Assoc.	8.000	3/1/2032	61,267
Federal National Mortgage Assoc.	7.500	10/1/2030	18,697
Federal National Mortgage Assoc.	2.310	12/1/2032	136,955	(d)
Federal National Mortgage Assoc.	1.788	5/1/2033	235,972	(d)
Federal National Mortgage Assoc.	1.790	6/1/2033	315,571	(d)
Federal National Mortgage Assoc.	1.915	6/1/2033	233,007	(d)
Federal National Mortgage Assoc.	1.751	7/1/2033	151,260	(d)
Federal National Mortgage Assoc.	7.000	11/1/2033	113,554
Federal National Mortgage Assoc.	7.500	3/1/2034	112,229
Federal National Mortgage Assoc.	7.000	3/1/2034	9,865
Federal National Mortgage Assoc.	7.000	1/1/2036	61,865
Federal National Mortgage Assoc.	7.000	5/1/2035	71,118
Federal National Mortgage Assoc.	1.848	6/1/2044	6,061,603	(d)
Federal National Mortgage Assoc.	4.000	1/19/2037	17,902,020
Government National Mortgage Assoc.	7.000	5/15/2032	74,601
Government National Mortgage Assoc.	7.500	5/15/2031	29,880
Government National Mortgage Assoc.	7.500	3/15/2031	1,840
Government National Mortgage Assoc.	7.500	1/15/2031	52,151
Government National Mortgage Assoc.	7.500	9/15/2031	67,553
Government National Mortgage Assoc.	7.500	7/15/2031	32,473
Government National Mortgage Assoc.	7.000	11/15/2023	6,748
U.S. Treasury Notes	0.125	9/15/2023	12,701,826
U.S. Treasury Notes	0.125	12/15/2023	46,445,828
U.S. Treasury Notes	0.125	2/15/2024	22,457,726
U.S. Treasury Notes	0.750	4/30/2026	9,616,775
U.S. Treasury Notes	0.250	5/15/2024	28,926,013
U.S. Treasury Notes	0.375	8/15/2024	39,780,133
U.S. Treasury Notes	0.625	10/15/2024	61,569,090
U.S. Treasury Notes	2.625	2/15/2029	11,560,916	(f)

See accompanying notes to schedule of assets on page 24. - 20 - (continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2021

Other Investments, continued
Description	Rate of Interest	Maturity	Fair Value*
U.S. Treasury and U.S. Government Agency Debt Obligations
Federal Home Loan Mortgage Corp.	1.059%	12/15/2031	$144,516	(d)
Federal National Mortgage Assoc.	4.500	2/25/2040	691,209
Vendee Mortgage Trust	0.019	10/15/2026	1,313	(d), (e)
Total U.S. Treasury and U.S. Government Agency Debt Obligations			1,464,271,161

Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities
AbbVie Inc.	3.600	5/14/2025	1,062,730
AbbVie Inc.	3.450	3/15/2022	1,401,596
AbbVie Inc.	3.250	10/1/2022	2,025,380
American Electric Power Company Inc.	0.750	11/1/2023	1,098,934
AmerisourceBerganCorp	0.737	3/15/2023	803,012
Amgen Inc.	3.625	5/22/2024	1,053,900
AT&T Inc.	3.400	5/15/2025	1,587,165
AT&T Inc.	0.689	3/25/2024	1,500,375	(d)
AT&T Inc.	0.900	3/25/2024	1,494,030
AT&T Inc.	1.700	3/25/2026	995,880
Athene Global Funding	2.800	5/26/2023	3,076,110	(a)
Atmos Energy Corp	0.625	3/9/2023	1,660,638
Bank of America Corp.	4.000	1/22/2025	1,924,866
Bank of America Corp. (1.49% fixed rate until 05/19/23; 1.46% + SOFR thereafter)	1.486	5/19/2024	1,007,330	(d)
Barclays Bank PLC	1.700	5/12/2022	737,352
Barclays PLC (4.61% fixed rate until 02/15/22; 1.40% + 3 month USD LIBOR thereafter)	4.610	2/15/2023	1,506,360	(d)
Berry Global Inc	0.950	2/15/2024	2,375,616
Blackstone Private Credit	2.350	11/22/2024	1,500,240	(a)
Boeing Co.	2.700	5/1/2022	5,739,273
Boeing Co.	1.950	2/1/2024	1,013,270
Boeing Co.	1.167	02/04/2023	665,113
Boeing Co.	1.433	02/04/2024	998,930
Bristol-Myers Squibb Co.	0.537	11/13/2023	1,631,652
Brunswick Corp	0.850	8/18/2024	1,972,300
Canadian Pacific Railway	1.350	12/2/2024	1,897,255
Capital One Financial Corp.	2.600	5/11/2023	1,021,140
Carlisle Cos Inc	0.550	9/1/2023	382,036
Centene Corp.	4.250	12/15/2027	2,092,180
Centerpoint Energy Inc	0.699	5/13/2024	1,499,955	(d)
Centerpoint Energy Resources Corp	0.700	3/2/2023	1,871,709
Charter Communications Operating LLC / Charter Communications Operating Capital	4.464	7/23/2022	3,046,020
Charter Communications Operating LLC/Charter Communications Operating Capital	4.500	2/1/2024	1,594,590
Chevron Corp.	1.141	5/11/2023	432,774
CIT Group Inc.	5.000	8/15/2022	2,560,725
Citigroup Inc.	3.875	10/25/2023	1,159,367
Citigroup Inc.	4.400	6/10/2025	1,634,490
Citigroup Inc.	0.981	5/1/2025	446,769	(d)
Consolidated Edison Inc.	0.650	12/1/2023	1,389,374
Continental Resources Inc.	2.268	11/15/2026	1,241,300	(a)
Credit Suisse Group AG (3.00% fixed rate until 12/14/22; 1.20% + 3 month USD LIBOR thereafter)	2.997	12/14/2023	1,524,465	(a), (d)
Cummins Inc.	0.750	9/1/2025	490,955
Daimler Trucks Finance North America LLC	0.649	12/14/2023	1,501,605	(a), (d)
Daimler Trucks Finance North America LLC	0.799	12/13/2024	1,501,395	(a), (d)
Duke Energy Corp.	0.299	6/10/2023	2,496,600	(d)
Edison International	2.400	9/15/2022	2,017,100
Emera US Finance LP	0.833	6/15/2024	2,451,675
Enbridge Inc.	0.550	10/4/2023	993,480
Exxon Mobil Corp.	1.571	4/15/2023	2,022,900
Fidelity National Information Services Inc.	1.150	3/1/2026	975,690
GA Global Funding Trust	1.625	1/15/2026	1,240,288	(a)
General Motors Co.	5.400	10/2/2023	289,162
General Motors Financial Co. Inc.	3.550	7/8/2022	2,536,450
Gilead Sciences Inc.	0.750	9/29/2023	1,041,220
GlaxoSmithKline Capital PLC	2.875	6/1/2022	4,031,440
Goldman Sachs Group Inc.	3.500	4/1/2025	1,058,400
Goldman Sachs Group Inc. (.54% fixed rate until 10/21/23; 0.49% + SOFR thereafter)	0.538	10/21/2024	1,793,844	(d)

See accompanying notes to schedule of assets on page 24. - 21 - (continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2021

Other Investments, continued
Description	Rate of Interest	Maturity	Fair Value*
Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities
Goldman Sachs Group Inc. (.75% + 3 month USD LIBOR)	0.914%	2/23/2023	$2,208,514	(d)
Graphic Packaging	0.821	4/15/2024	2,460,925	(a)
Gray Oak Pipeline LLC	2.000	9/15/2023	2,527,900	(a)
Gray Oak Pipeline LLC	2.600	10/15/2025	1,218,372	(a)
HCA Inc.	5.000	3/15/2024	2,151,600
Hill-Rom Holdings Inc.	4.375	9/15/2027	1,120,076	(a)
Home Depot Inc.	3.250	3/1/2022	84,398
HSBC Holdings PLC	4.250	3/14/2024	1,928,003
HSBC Holdings PLC (.63% fixed rate until 11/22/23; 0.58% + SOFR thereafter)	0.629	11/22/2024	749,978	(d)
Huntington Ingalls Industries	0.670	8/16/2023	753,510	(a)
Hyatt Hotels Corp.	1.300	10/1/2023	1,030,505
Hyundai Capital America	0.800	1/8/2024	1,481,265	(a)
Hyundai Capital America	1.000	9/17/2024	2,460,475	(a)
Imperial Brands Finance PLC	3.500	2/11/2023	3,569,160	(a)
Imperial Brands Finance PLC	3.750	7/21/2022	1,515,780	(a)
ING Groep N.V.	1.726	4/1/2027	451,965	(d)
ING Groep N.V.	1.059	4/1/2027	1,514,745	(d)
Intercontinental Exchange Inc.	0.700	6/15/2023	1,323,874
International Flavors & Fragrances Inc.	0.697	9/15/2022	999,620	(a)
JP Morgan Chase Co.	1.045	11/19/2026	1,168,956	(d)
KLA Corp.	4.650	11/1/2024	1,626,390
Leidos Inc.	2.950	5/15/2023	3,225,506
Lloyds Banking Group PLC (3.87% fixed rate until 07/09/22; 3.50% + 1 year CMT Rate thereafter)	3.870	7/9/2025	523,255	(d)
Lloyds Banking Group PLC (1.33% fixed rate until 07/09/24; 1.10% + 1 year CMT Rate thereafter)	1.326	6/15/2023	951,691	(d)
Microchip Technology Inc.	2.670	9/1/2023	2,044,060
Mitsubishi UFJ Financial Group Inc.	2.623	7/18/2022	2,224,860
Mondelez International Inc.	1.500	05/04/2025	1,002,020
Morgan Stanley	2.750	05/19/2022	1,787,292
Morgan Stanley (0.75% fixed rate until 01/20/22; 0.70% + SOFR thereafter)	0.749	1/20/2023	1,500,210	(d)
Morgan Stanley (0.79% fixed rate until 01/22/24; 0.51% + SOFR thereafter)	0.791	1/22/2025	2,476,125	(d)
National Rural Utilities Co Op	0.379	10/18/2024	2,493,475	(d)
National Securities Clearing Corp.	1.200	4/23/2023	1,258,050	(a)
Natwest Group PLC	3.875	9/12/2023	2,085,460
NatWest Markets PLC	0.800	8/12/2024	737,955	(a)
NRG Energy Inc.	2.000	12/2/2025	1,510,320	(a)
One Gas Inc	1.100	3/11/2024	3,968,160
Otis Worldwide Corp.(0.59% fixed rate until 01/11/22; 0.45% + 3 month USD LIBOR thereafter)	0.583	4/5/2023	1,250,012	(d)
Ovintiv Exploration Inc.	5.625	7/1/2024	2,203,760
Pacific Gas & Electric Co.	1.750	6/16/2022	769,469
Pacific Gas & Electric Co. (1.60% fixed rate until 06/16/22; 1.48% + 3 month USD LIBOR thereafter)	1.690	6/16/2022	1,500,375	(d)
Pacific Gas & Electric Co. 1.15% + SOFR	1.199	11/14/2022	1,868,241	(d)
PayPal Holdings Inc.	1.350	6/1/2023	932,770
PerkinElmer Inc.	0.850	9/15/2024	985,940
Pinnacle West Capital Corp.	1.300	6/15/2025	3,444,980
Pioneer Natural Resources	0.750	1/15/2024	2,649,448
Plains All American Pipeline LP/PAA Finance Corp.	3.850	10/15/2023	2,076,700
PPG Industries Inc.	1.200	3/15/2026	979,150
Ralph Lauren Corp.	1.700	6/15/2022	241,356
Reynolds American Inc.	4.450	6/12/2025	1,079,820
Rockwell Automation Inc.	0.350	8/15/2023	994,190
Royalty Pharma PLC	0.750	9/2/2023	799,824
Royalty Pharma PLC	1.200	9/2/2025	1,050,997
Siemens Financieringsmaatschappij N.V.	0.650	3/11/2024	2,478,025	(a)
Southern Natural Gas Companies LLC	0.625	4/28/2023	2,843,808	(a)
Stryker Corp.	0.600	12/1/2023	1,242,287
Sumitomo Mitsui Financial Group Inc.	4.436	4/2/2024	3,040,223	(a)
Sumitomo Mitsui Trust Bank Ltd.	0.800	9/16/2024	1,797,789	(a)
Sumitomo Mitsui Trust Bank Ltd.	0.489	9/16/2024	1,823,285	(a), (d)
Suncor Energy Inc.	2.800	5/15/2023	665,295
Teledyne Technologies	0.950	4/1/2024	2,970,330
Thermo Fisher Scientific Inc.	0.399	4/18/2023	4,993,350	(d)
Thermo Fisher Scientific Inc.	0.579	10/18/2024	1,135,897	(d)
Thermo Fisher Scientific Inc.	0.439	10/18/2023	2,503,375	(d)

See accompanying notes to schedule of assets on page 24. - 22 - (continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2021

Other Investments, continued
Description	Rate of Interest	Maturity	Fair Value*
Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities
T-Mobile USA Inc.	3.500%	4/15/2025	$1,589,595
Truist Bank	0.249	1/17/2024	3,639,415	(d)
UBS AG	1.750	4/21/2022	1,102,706	(a)
Verizon Communications Inc.	0.750	3/22/2024	1,814,267
ViacomCBS Inc.	4.750	5/15/2025	1,097,730
Viatris Inc.	1.125	6/22/2022	2,004,060
Volkswagen Group of America Finance LLC	0.750	11/23/2022	2,999,640	(a)
Walgreens Boots Alliance Inc.	0.950	11/17/2023	2,497,875
Walt Disney Co.	4.000	10/1/2023	1,053,430
Western Midstream Operating LP 1.85% + 3 month USD LIBOR	1.971	1/13/2023	3,494,190	(d)
Williams Cos. Inc.	4.300	3/4/2024	1,057,310
Xcel Energy Inc.	0.500	10/15/2023	1,986,340
7-Eleven Inc.	0.625	2/10/2023	2,987,790	(a)
7-Eleven Inc.	0.800	2/10/2024	1,482,780	(a)
BX Commercial Mortgage Trust 2019-XL 0.92% + 1 month USD LIBOR	1.030	10/15/2036	4,170,139	(a),(d)
Citigroup Commercial Mortgage Trust 2013-GC15	0.824	9/10/2046	215,334	(d),(e)
Credit Suisse Mortgage Capital Certificates 0.98% + 1 month USD LIBOR	1.090	5/15/2036	4,998,480	(a),(d)
Carmax Auto Owner Trust 2019-4	2.130	7/15/2025	957,593
Santander Retail Auto Lease Trust 2019-C	1.930	11/20/2023	2,686,424	(a)
Securitized Term Auto Receivables Trust 2018-2	3.544	6/26/2023	719,797	(a)
Total Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities			240,078,446

Total Other Investments			2,148,893,462

Total Investments			29,942,236,409

Notes Receivable from Participants	Rate of Interest	Maturity**

Total Notes Receivable from Participants	2.70 - 9.78%	1 month - 30 yrs.	208,364,799	(g)

Total Assets (Held at End of Year)			$30,150,601,208

See accompanying notes to schedule of assets on page 24. - 23 - (continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2021

Notes to Schedule of Assets:

(a)
Pursuant to Rule 144A of the Securities Act of 1933, as amended, these securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2021, these securities amounted to $66,329,695 or 13.09% of the net assets of the GE RSP Short-Term Interest Fund. These securities have been determined to be liquid using procedures established by the Fund's Board of Trustees.

(b)	Funds managed and administered by SSGA FM, an affiliate of SSC.
(c)	Coupon amount represents effective yield.
(d)	Variable or floating rate of security. The stated rate represents the rate at December 31, 2021.
(e)
Interest only security. These securities represent the right to receive the monthly interest payments on an underlying pool of mortgages. Payments of principal on the pool reduce the value of the "interest only" holding.

(f)	At December 31, 2021, a portion of this security was pledged to cover collateral requirements for futures.
(g)	Represents a party-in-interest to the Plan.

*	Cost omitted for participant directed investments.
**	Includes grandfathered loans from plan mergers.

See accompanying Report of Independent Registered Public Accounting Firm.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Retirement Savings Plan

June 17, 2022	/s/ Thomas S. Timko
Date	Thomas S. Timko Vice President, Chief Accounting Officer and Controller Principal Accounting Officer

Exhibit Number	Description of the Exhibit

Exhibit 23(a)	Consent of Independent Registered Public Accounting Firm (Deloitte)
Exhibit 23(b)	Consent of Independent Registered Public Accounting Firm (KPMG)